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Exhibit 99.1

INTERNATIONAL GAME TECHNOLOGY PLC

NOTICE OF 2015 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2015 ANNUAL GENERAL MEETING of International Game Technology PLC (the "Company") will be held at the Landmark Hotel, 222 Marylebone Road, London NW1 6JQ, England on 28 July 2015 at 12 noon British Summer Time (BST) (the "AGM"). Shareholders will be asked to consider and pass the resolutions below. All resolutions will be proposed as ordinary resolutions:

Ordinary resolutions

1.
To receive the Company's annual accounts for the financial year ended 31 December 2014, together with the directors' report, strategic report and the auditors' report on those accounts.

2.
To reappoint PricewaterhouseCoopers LLP as auditors to hold office from the conclusion of this meeting until the conclusion of the next general meeting of the Company at which accounts are laid.

3.
To authorise the directors to fix the remuneration of the auditors.

4.
To authorise the terms of share repurchase contracts which will be available for inspection by members of the Company, both (i) at the Company's registered office for not less than 15 days ending with the date of the AGM; and (ii) at the AGM itself, relating to the purchase by the Company of ordinary shares up to the Repurchase Cap (as defined in article 67.3.3 of the Company's articles of association), at a price up to the Maximum Repurchase Price (as defined in article 67.3.2), as may be approved pursuant to the terms of such share repurchase contracts, and to authorise the directors and officers of the Company to enter into and complete the share repurchase contracts with any of the counterparties listed in the annex to such share repurchase contracts. The authority conferred by this resolution shall, unless varied, revoked or renewed prior to such time, expire five years after the date of the passing of this resolution.

BY ORDER OF THE BOARD

Pierfrancesco Boccia
 Company Secretary

18 June 2015
Registered office: 6th Floor, 11 Old Jewry, London, EC2R 8DU, UK
Registered in England and Wales No. 09127533

BACKGROUND TO PROPOSAL 4—RESOLUTION TO APPROVE FORM OF SHARE REPURCHASE CONTRACTS AND COUNTERPARTIES

        As previously notified to the shareholders of GTECH S.p.A and International Game Technology prior to completion of the GTECH-IGT merger on 7 April 2015, as the Company is an English public limited company that has its shares listed only on the New York Stock Exchange, under the UK Companies Act 2006 (the "Act") the Company may only conduct repurchases of its ordinary shares pursuant to a form of share repurchase contract, and with such counterparties, as have been approved by the Company's shareholders.

        Following the Company's recent completion of a reduction of capital in the English High Court, the Company has distributable reserves which can be used to effect share repurchases. The Board is now seeking approval for forms of share repurchase contracts and counterparties so that it has the authority to conduct share repurchases if and when it chooses to do so.

        Approval of the forms of contract and counterparties are not an approval of any specific share repurchase program or transaction. This will be determined by the Board as and when it considers it beneficial for the Company, and there can be no assurance as to whether the Company will repurchase any of its shares.

        The counterparties are a list of investment banks and brokers, one or more of which would be chosen to enter into the repurchase contracts, to purchase shares in the market and sell them on to the Company in accordance with the terms of such contracts.

        These approvals, if granted, will be valid for five years. The approvals are subject to certain limitations set out in article 67.3 of the Company's articles of association, which are:

1.
the maximum aggregate number of ordinary shares authorized to be purchased will equal 20% of the total issued ordinary shares on 7 April 2015; and

2.
the maximum price that may be paid to purchase an ordinary share is 105% of the average market value of an ordinary share for the five business days prior to the day the purchase is made (subject to any further price restrictions contained in the repurchase contracts).

        As required by the Act, the forms of the share repurchase contracts and the proposed counterparties will be available for inspection by members of the Company both (i) at the Company's registered office for not less than 15 days ending with the date of the AGM; and (ii) at the AGM itself.

NOTES

Holders of certificated shares

1.
If you are a shareholder of record, you are entitled to appoint a proxy to exercise all or any of your rights to attend and to speak and vote on their behalf at the AGM on a resolution, an amendment to a resolution or on other business arising at the AGM. Unless the contrary is stated, the appointment of a proxy shall be deemed to confer authority to exercise all such rights, as the proxy thinks fit. A shareholder may appoint more than one proxy in relation to the meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company. A proxy form which may be used to make such appointment and give proxy instructions may accompany this notice. If you do not have a proxy form and believe that you should have one, or if you require additional forms, please contact Computershare at +1 866-395-6419.

2.
The return of a completed proxy form will not prevent a shareholder of record from attending the meeting and voting in person if he/she wishes to do so.

3.
To be valid any proxy form or other instrument appointing a proxy must be received by post at Computershare Proxy Services, P. O. Box 43101, Providence, RI, 02940-5067 or by electronic means at www.envisionreports.com/IGT or by calling toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone, in each case no later than 7 a.m. (EDT) / 12 noon (BST) on 24 July 2015.

4.
In order for a shareholder of record to have the right to attend or vote at the AGM (and for the purpose of the determination by the Company of the votes they may cast), the shareholder of record must be registered in the register of members of the Company at 7 a.m. (EDT) / 12 noon (BST) on 24 July 2015 (or, in the event of any adjournment, on the date which is two days (excluding any part of a day that is not a working day) before the time of the adjourned meeting). Changes to the register of members after this time will be disregarded in deciding the rights of any person to attend or vote at the AGM.

Beneficial owners

1.
If your shares are held in a stock brokerage account or by a broker, bank or other nominee, you are considered the beneficial owner of the shares, and these proxy materials are being made available or forwarded to you by or on behalf of your broker, bank or other nominee. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares by following the instructions for voting on the voting instruction form or Notice of Internet Availability.

2.
If you wish to attend the AGM and/or vote at the AGM, you should obtain a legal proxy from your broker, bank or other nominee and present it to the inspectors of election at the AGM.

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INTERNATIONAL GAME TECHNOLOGY PLC NOTICE OF 2015 ANNUAL GENERAL MEETING